Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577
Phone: (510) 483-7370

VIA EDGAR SUBMISSION

August 24, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:    William Demarest
Kristi Marrone

Re:    Energy Recovery, Inc.
Form 10-K for the Year Ended December 31, 2021
Form 8-K filed August 3, 2022
File No. 001-34112

Dear Mr. Demarest:

On behalf of Energy Recovery, Inc. (“Energy Recovery”, the “Company” or “We”), this letter responds to the comment set forth in your letter dated August 18, 2022. For your convenience, we have repeated the comment in your letter.

1.We note that the press release filed as Exhibit 99.1 contains several non-GAAP measures, including Adjusted EBITDA. We further note that Adjusted EBITDA is reconciled to income (loss) from operations. Please tell us how you considered Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response to Comment 1

Energy Recovery acknowledges the Staff’s comment and confirm that Energy Recovery will revise its disclosure in future periodic filings to reconcile the measure of Adjusted EBITDA to Net income (loss) rather than Income (loss) from operations. We expect that this disclosure will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s comment.

Please contact me at (510) 746‑5034 x12334 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Joshua Ballard
Joshua Ballard Chief Financial Officer

U.S. Securities and Exchange Commission
Page 2.
Appendix A

	Quarter-to-Date		Year-to-Date
	Q2'2022	Q2'2021	2022	2021
	(In millions)
Net income (loss)	$(2.4)	$1.1	$5.5	$7.9
Share-based compensation	1.7	1.4	3.6	3.3
Severance	0.3	—	0.3	—
Depreciation and amortization	1.9	1.0	2.9	2.0
Other income, net	(0.1)	—	(0.2)	(0.1)
Provision for (benefit from) income taxes	(0.4)	(0.8)	—	(1.3)
Adjusted EBITDA	$1.0	$2.7	$12.1	$11.8